Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Three:
Select Leaders Outlook Series I/IR/II

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Three:
Select Leaders Outlook Series I/IR/II

August 3, 2022 update to product notice dated May 2, 2022

This update to the product notice outlines changes due to changes in fees related to certain investment options since the product notice dated May 2, 2022. This may not reflect all of the changes that have occurred since you entered into your Contract. The changes are related to:
2. Key Information Table
Appendix A - Funds Available Under the Contract
This supplement is for informational purposes and requires no action on your part.

In section 2. Key Information Table: The table showing the lowest and highest cost you could pay each year, based on current charges is deleted and replaced with the following table:

Lowest Annual Cost: $2,701	Highest Annual Cost: $4,818
Assumes:	Assumes:
•Investment of $100,000	•Investment of $100,000
•5% annual appreciation	•5% annual appreciation
•Least expensive fund fees and expenses	•Most expensive optional benefits and fund fees and expenses
•No sales charges or advisory fees	•No sales charges or advisory fees
•No additional premium payments, transfers or withdrawals	•No additional premium payments, transfers or withdrawals
•No optional benefits

In Appendix A - Funds Available Under the Contract: the following fund fee is updated as follows:

Fund and Adviser/Subadviser	Current Expenses
MFS® Massachusetts Investors Growth Stock Portfolio - Initial Class Adviser: MFS Investment Management	0.77%*

*	Annual expenses reflect temporary fee reduction under an expense reimbursement or fee waiver arrangement.

This update should be retained for future reference.

HV-7925